The Clorox Company News Release



Clorox Announces Henkel Transaction Completed

OAKLAND, Calif., Nov. 22, 2004 – The Clorox Company (NYSE: CLX) (PSE: CLX) today announced that it has completed a previously communicated agreement with major shareholder Henkel KgaA, under which Clorox exchanged full ownership interest in a subsidiary for Henkel's approximately 61.4 million shares, or 29 percent, of Clorox common stock.

The subsidiary now transferred to Henkel contains Clorox's previous ownership interest in its insecticides and Soft Scrub® cleanser businesses, its 20 percent interest in the Henkel Iberica, S.A., joint venture, and cash.

As previously communicated, the transaction was initially financed with commercial paper. The company expects to refinance the commercial paper by issuing $1.5 billion to $1.7 billion of long-term debt over the next few weeks.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.3 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $58.3 million to nonprofit organizations, schools and colleges; and in fiscal 2004 alone made product donations valued at $5 million. For more information about Clorox, visit www.TheCloroxCompany.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion & Analysis" in the company's SEC Form 10-K for the year ended June 30, 2004, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; the company's costs, including changes in the company's exposure to commodity cost increases; the effects on cash flow of tax payments and share repurchases, including interest costs and repayment of debt incurred to finance repurchases; the ability to manage and realize the benefits of joint ventures and other cooperative relationships; risks inherent in litigation and international operations; the success of new products; the integration of acquisitions; and environmental, regulatory and intellectual property matters.

Clorox Contacts

Media Relations:

Kathryn Caulfield (510) 271-7209

Dan Staublin (510) 271-1622

Investor Relations:

Steve Austenfeld (510) 271-2270

Michael Iracondo (510) 271-2156

Henkel Contacts

Corporate Communications:

Ernst Primosch + 49-211-797-3533

Lars Witteck + 49-211-797-2606

Investor Relations:

Oliver Luckenbach + 49-211-797-1631

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